

Mail Stop 3561

November 5, 2015

Mr. William G. Quigley
Chief Financial Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

> **Re:** **Dana Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-01063**

Dear Mr. Quigley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 17. Income Taxes, page 78

1. We note that you released $179 million of your deferred tax valuation allowance in fiscal 2014 due to income forecasted to be realized in 2015 in connection with certain tax planning actions expected to be completed in 2015. We also note you recorded a further reduction of $100 million in the third quarter of 2015 due to revised forecasted income from your 2014 analysis as a result of proposed IRS regulations. Please provide us with your analysis of the positive and negative evidence considered by management in reaching the conclusion to release these portions of the valuation allowance. Your response should include an explanation of the nature of the tax planning actions and the proposed IRS regulations and your consideration to disclose such information in MD&A. Please refer to ASC 740-10-30, ASC 740-10-50-9-h, and Item 303(a)(3) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure